UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

To Our Shareholders:

Creo reported stable financial performance for the third quarter ended June 30, 2001. This quarter we continued to strengthen the Company's balance sheet, especially in the areas of cash generation, accounts receivable and inventories. We have seen significant improvements in this area over the last three quarters.

For the third fiscal quarter of 2001, Creo achieved revenues of $170.0 million or an increase of 4.6 percent, compared to $162.6 million in the third quarter of fiscal 2000. Adjusted earnings for Creo were $10.0 million or $0.20 per share (diluted) excluding the effect of business integration costs of $1.3 million and goodwill and other intangible assets amortization of $18.3 million. This compares to adjusted earnings of $13.7 million or $0.28 per share (diluted) for the same period a year ago. Under U.S. GAAP, Creo recorded a loss of $8.4 million or $0.17 per share (diluted) for the third fiscal quarter, and under Canadian GAAP, the Company reported a loss of $9.3 million or $0.19 per share (diluted).

For the nine months ended June 30, 2001, Creo achieved revenues of $513.3 million, compared to $280.0 million in the nine months ended June 30, 2000. This increase was primarily the result of the Company's April 2000 acquisition of the prepress division of Scitex Corporation Ltd. Adjusted earnings for Creo were $32.8 million or $0.65 per share (diluted) for the nine months ended June 30, 2001 excluding the effect of business integration costs of $13.2 million and goodwill and other intangible assets amortization of $55.5 million. This compares to adjusted earnings of $26.1 million or $0.65 per share (diluted) for the same period a year ago. For the nine months ended June 30, 2000, Creo reported a loss of $29.5 million or $0.61 per share (diluted) under U.S. GAAP, or a loss of $32.8 million or $0.68 per share (diluted) under Canadian GAAP.

FINANCIAL HIGHLIGHTS

- Gross margins increased to 45 percent this quarter from 44 percent last quarter.

- Accounts receivable reduced by $25.0 million or 14 percent in the last three quarters, including a reduction of $1.5 million this quarter.

- Inventories decreased by $36.9 million or 26 percent in the last three quarters, including a reduction of $6.0 million this quarter.

- The cash position increased to $65.5 million this quarter.

Creo continues to improve in both capability and focus every quarter. However, we do see some significant challenges as we look ahead due to the uncertain economic climate. We believe that we are holding market share in these circumstances, but have see a contraction of the overall market. There are signs that the unease in North America has leveled off, but things may continue to get tighter in Europe for a while yet. There are reports of a contraction of the volume of printing in some sectors, and printers are concerned about the level of overall business confidence.

In response to the broad concerns about the economic environment, we are focused on five initiatives to strengthen Creo's competitiveness. We will:

- continue our commitment to research and development and focus on moving our products quickly to market;

- roll out a price competitive line of entry-level products to bring the reliability and reputation of our equipment to a new range of mid-size and smaller customers;

- increase our attention to customer success and ensure that our customers are the most successful competitors in their own markets;

- continue to work with consumable partners to provide reasonably priced solutions to our customers; and

- improve sales capacity and execution in both our direct and indirect channels.

At the same time, we are implementing a global program to reduce costs and increase operational efficiency. We are focused on ways to cut costs and save money without negatively impacting revenue growth or our customer focused activities. The immediate areas of cost containment include travel, senior management compensation, capital expenditures, facilities and purchasing practices. In addition, we have eliminated approximately 200 positions around the world, affecting about 5% of our workforce. These efficiency measures are expected to result in total savings of approximately $6 million per quarter with most of the benefit becoming apparent in the first quarter of fiscal 2002.

The long-term growth of digital production using computer-to-plate and advanced software systems is a clear trend in the industry. The broader part of the market is just beginning to move, and Creo is in an excellent position to take advantage. We expect our strategies to take hold over the next quarters. We are committed to making the right, economic decisions to drive change in this industry and continue to manage the Company for the long run.

Amos Michelson Chief Executive Officer	Michael Graydon Chief Financial Officer

Management's Discussion and Analysis

The following discussion and analysis covers the Company's interim consolidated financial statements for the three and nine-month periods ended June 30, 2001. This discussion and analysis should be read in conjunction with the Management Discussion and Analysis section in the Company's 2000 Annual Report.

Three months ended June 30, 2001 compared to three months ended March 31, 2001

The following comparison is based on adjusted earnings for the three months ended June 30, 2001 (Q3) compared to the three months ended March 31, 2001 (Q2).

(in millions of U.S. dollars, except per share amounts)
	Three months ended June 30, 2001	Three months ended June 30, 2001	Nine months ended June 30, 2001

Revenue	$170.0	$172.9	$513.3
Cost of sales	92.8	96.7	288.6
Gross profit	77.2	76.2	224.7
Research and development, net	19.3	17.7	51.9
Sales and marketing	26.0	25.1	72.7
General and administration	20.5	20.0	61.0
Other expense (income)	(0.1)	(2.0)	0.7
Adjusted operating income	11.5	15.4	38.4
Income tax expense	3.2	4.3	10.7
Adjusted net operating income	8.3	11.1	27.7
Cash tax recovery from the amortization of intellectual property	1.7	1.7	5.1
Adjusted earnings	$10.0	$12.8	$32.8
Adjusted earnings per share - basic	$0.21	$0.26	$0.68
Adjusted earnings per share - diluted	$0.20	$0.25	$0.65

Reconciliation to Canadian GAAP earnings
Adjusted earnings	10.0	12.8	32.8
Business integration costs	(1.3)	(5.2)	(13.2)
Goodwill and other intangible assets amortization	(18.3)	(18.0)	(55.5)
Tax related to reconciling items	0.3	0.5	3.1
Loss under Canadian GAAP	$(9.3)	$(9.9)	$(32.8)

Loss per share - Basic, Canadian GAAP	$(0.19)	$(0.20)	$(0.68)
Loss per share - Basic, U.S. GAAP	$(0.17)	$(0.18)	$(0.61)
Loss per share - Diluted, Canadian GAAP	$(0.19)	$(0.20)	(0.68)
Loss per share - Diluted, U.S. GAAP	$(0.17)	$(0.18)	$(0.61)

The adjusted earnings exclude business integration costs, goodwill and other intangible assets amortization, and for U.S. GAAP purposes, stock compensation expense. The adjusted earnings are not prepared in accordance with generally accepted accounting principles (GAAP) since it excludes these costs.

Revenue. Total revenue remained relatively stable, decreasing slightly by 1.7% to $170.0 million for Q3 from $172.9 million for Q2.

Cost of sales. Cost of sales decreased by 4% to $92.8 million in Q3 from $96.7 million in Q2. This decrease was due to slightly lower revenue in the period and more higher margin sales. The higher margin sales also contributed to an increase in gross margin from 44% in Q2 to 45% in Q3.

Research and development, net. Net research and development expenses increased 9% to $19.3 million in Q3 from $17.7 million in Q2. This is primarily due to an increase in research and development activities during the quarter.

Sales and marketing. Sales and marketing expenses increased to $26.0 million in Q3 from $25.1 million in the previous quarter mainly due to increased marketing activities in North America and Europe as compared to the previous quarter.

General and administration. General and administration expenses for Q3 were $20.5 million compared to $20.0 million in Q2. General and administration expenses have remained relatively constant.

Income tax. Income tax expense on adjusted operating earnings was 28% for both quarters.

Adjusted earnings per share. The share capital used for the June 30, 2001 adjusted earnings per share calculation is as follows:

	Three months ended June 30		Nine months ended June 30
	2001	2000	2001	2000

Diluted Adjusted earnings	$10,018,000	$13,715,000	$32,741,000	$26,071,000
Basic shares outstanding	48,863,661	45,948,027	48,486,153	37,010,710
Plus: dilutive options	1,275,478	2,848,397	1,767,077	3,045,569
Dilutive shares outstanding	50,139,139	48,796,424	50,253,230	40,056,279
Diluted earnings per share	$0.20	$0.28	$0.65	$0.65

Options to purchase 7,928,329 common shares with exercise prices ranging from $19.62 to $33.67 were outstanding during the third quarter of 2001 but were not included in the computation of diluted adjusted earnings per share because the options' exercise prices were greater than the average market price of the common shares. The options, with expiry dates from January 3, 2005 to June 30, 2006, were still outstanding at the end of the quarter.

The following analysis is based on operating results for the three and nine months ended June 30, 2001 as reported under Canadian GAAP, compared to the same periods in the preceding year:

Three months ended June 30, 2001 compared to the same period in the prior year

Revenue. Total revenue for the third quarter of 2001 increased 5% to $170.0 million from $162.6 million for same quarter in the preceding year.

Cost of sales. Cost of sales increased by 3% to $92.8 million in the current quarter from $90.3 million in third quarter of the previous year. The increase was the result of higher revenue and more higher margin sales.

Research and development, net. Net research and development expenses increased 42% to $19.3 million for the three months ended June 30, 2001 from $13.6 million for the same quarter in the preceding year. The increase was mostly due to increased research and development activities during 2001. In addition, net research and development expenses for the three months ended June 30, 2000 were low due to higher research and development tax credits resulting from new tax legislation in Canada.

Sales and marketing. Sales and marketing expenses increased 5% to $26.0 million for the third quarter from $24.7 million for the same quarter in the previous year. The increase was due to increased marketing activities.

General and administration. General and administration expenses for the third quarter of 2001 increased to $20.5 million from $18.6 million for the same quarter in the preceding year. The increase was a result higher operating costs.

Income tax. Income tax expense increased to $1.1 million for the three months ended June 30, 2001 compared to an income tax recovery of $1.7 million for the same period last year. The increase in income tax expense mainly related to the tax effect of the significantly lower business integration expense incurred for the three months ended June 30, 2001 compared to the same period last year.

Business integration costs. Business integration costs recorded in the three months ended June 30, 2001 was $1.3 million compared to $8.2 million for the same period in the preceding year. The decrease was due to the reduction of integration activities from the same period in the prior year.

Nine months ended June 30, 2001 compared to the same period in the prior year

Revenue. Total revenue for the nine months ended June 30, 2001 increased 83% to $513.3 million from $280.0 million for same quarter in the preceding year. The increase was primarily due to the acquisition of the prepress division of Scitex Corporation Ltd. on April 4, 2000.

Cost of sales. Cost of sales increased by 90% to $288.6 million for the nine-month period ended June 30, 2001 from $152.3 million for the same period in the previous year. The increase was related to the corresponding increase in revenue, which primarily resulted from the Scitex acquisition.

Research and development, net. Net research and development expenses increased 100% to $51.9 million for the nine months ended June 30, 2001 from $26.0 million for the same period in the preceding year. The change was mostly due to increased research and development activities of the merged company and due to slightly reduced outside funding compared to the same period of the prior year.

Sales and marketing. Sales and marketing expenses increased 69% to $72.7 million for the nine months ended June 30, 2001 from $43.0 million for the same period in the previous year. The increase was due to the significant sales and marketing operations acquired as part of the acquisition of Scitex.

General and administration. General and administration expenses for the nine months ended June 30, 2001 increased to $61.0 million from $25.0 million for the same period in the preceding year. The increase was a direct result of the acquisition of the Scitex operation.

Income tax. Income tax expense decreased to $2.5 million for the nine months ended June 30, 2001 compared to $6.4 million for the same period last year. This reduction is primarily due to the acquisition of Scitex as subsequent to the acquisition, more income is subject to tax in jurisdictions with lower tax rates. In addition, the intellectual property acquired in the Scitex acquisition is deductible for tax purposes, which also resulted in reduced tax expenses.

Business integration costs. Business integration costs recorded in the nine months ended June 30, 2001 was $13.2 million compared to $8.2 million for the same period in the preceding year. The Company has been undertaking business integration activities since the acquisition of Scitex. As a result, the financial statements reflect three quarters of business integration costs in 2001 as compared to one quarter for the nine months ended June 30, 2000.

Liquidity and capital resources. As at June 30, 2001, the Company had $171.2 million in working capital, $65.5 million in cash and cash equivalents and $18.5 million in short-term debt. For the three months ended June 30, 2001, the Company's operations generated cash of $6.8 million, as compared to $5.2 million for the same period last year due to a lower loss in the current quarter. For the nine months ended June 30, 2001, cash flow provided by operations was $39.0 million compared to $1.9 million for the same period in the preceding year as a result of improved accounts receivables collections and a reduction of inventory.

Cash provided by financing activities decreased to $0.6 million for the three months ended June 30, 2001 from $20.1 million for the same period in the prior year. For the nine months ended June 30, 2001, the cash provided by financing activities decreased to $8.0 million compared to $20.4 million for the same period in the prior year. This was a result of less cash generated from issuance of shares in 2001 compared to 2000. In addition, all of the long-term debt was repaid in fiscal 2000. As such, there were no repayments of long-term debt during the nine months ended June 30, 2001.

Accounts receivables. The 14% decrease in accounts receivables to $149.1 million in June 30, 2001 from $174.1 million in September 30, 2000 was mostly the result of significant improvements in the Company's collections.

Inventories. Inventories decreased by 26% to $104.1 million in June 30, 2001 from $141.0 million in September 30, 2000. The decrease was primarily due to improved efficiencies in the Company's operations.

Investments. Investments increased by $25.5 million to $70.5 million in June 30, 2001 from $45 million in September 30, 2000. The increase was due to Creo's increased investment in printCafe Inc., an Internet-based, business-to-business printing and graphic arts communication solution provider. In addition, the Company acquired an additional 30% of Nihon CreoScitex on January 1, 2001 for a nominal amount, increasing its ownership to 81%. This increase in ownership coincided with an increase in the amount of the short-term debt guaranteed by the Company.

Accounts payable. The decrease in accounts payable of 34% to $62.6 million in June 30, 2001 from $94.8 million in September 30, 2000 was primarily due to improved efficiencies in the Company's operations, which has resulted in reduced purchases.

Share capital. As at June 30, 2001, Creo had 48,904,966 common shares and 10,273,334 options outstanding. The share capital used for June 30, 2001 GAAP earnings per share calculations are as follows:

	Three months ended June 30		Nine months ended June 30
	2001	2000	2001	2000
Diluted - Canadian GAAP
Net earnings (loss)	$(9,271,000)	$(10,211,000)	$(32,830,000)	$2,145,000
Basic shares outstanding	48,863,661	45,948,027	48,486,153	37,010,710
Plus: dilutive options	-	-	-	3,045,569
Dilutive shares outstanding	48,863,661	45,948,027	48,486,153	40,056,279
Diluted earnings (loss) per share	$(0.19)	$(0.22)	$(0.68)	$0.05
Diluted - U.S. GAAP
Net earnings (loss)	$(8,397,000)	$(48,401,000)	$(29,514,000)	$(36,045,000)
Basic shares outstanding	48,863,661	45,948,027	48,486,153	37,010,710
Plus: dilutive options	-	-	-	-
Dilutive shares outstanding	48,863,661	45,948,027	48,486,153	37,010,710
Diluted earnings (loss) per share	$(0.17)	$(1.05)	$(0.61)	$(0.97)

The Company has retroactively adopted the new CICA recommendation on earnings per share, which, consistent with U.S. GAAP, uses the treasury stock method in calculating diluted earnings per share. Prior year figures have been recalculated.

This report contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions adversely affect the business or the markets in which it operates; and (3) new regions and new products do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this report.

Creo Products Inc.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of U.S. dollars except per share amounts)

Three months ended June 30, 2001 (unaudited)	Three months ended June 30, 2001 (unaudited)	Nine months ended June 30, 2001 (unaudited)	Nine months ended June 30, 2001 (unaudited)

Revenue
Product	$116,799	$115,338	$356,119	$212,909
Service	40,804	36,043	120,346	55,877
Consumables	12,401	11,193	36,876	11,193
	170,004	162,574	513,341	279,979
Cost of sales	92,845	90,251	288,619	152,295
	77,159	72,323	224,722	127,684
Research and development, net	19,275	13,613	51,928	25,973
Sales and marketing	26,046	24,703	72,747	42,982
General and administration	20,504	18,640	61,049	25,030
Other expense (income)	(137)	38	689	(2,076)
Operating income before undernoted items	11,471	15,329	38,309	35,775
Business integration costs	1,326	8,172	13,150	8,172
Goodwill and other intangible assets amortization	18,311	18,124	55,474	18,124
Earnings (loss) before income taxes	(8,166)	(10,967)	(30,315)	9,479
Income tax expense (recovery)	1,105	(1,723)	2,515	6,367
Equity loss	-	967	-	967
Net earnings (loss)	$(9,271)	$(10,211)	$(32,830)	$2,145
Earnings (loss) per common share
- Basic, Canadian GAAP	$(0.19)	$(0.22)	$(0.68)	$0.06
- Basic, U.S. GAAP (note 2)	$(0.17)	$(1.05)	$(0.61)	$(0.97)
- Diluted, Canadian GAAP	$(0.19)	$(0.22)	$(0.68)	$0.06
- Diluted, U.S. GAAP (note 2)	$(0.17)	$(1.05)	$(0.61)	$(0.97)
Retained earnings, beginning of period	$(3,235)	$34,110	$20,324	$21,754
Net earnings (loss)	(9,271)	(10,211)	(32,830)	2,145
Retained earnings (deficit), end of period	$(12,506)	$23,899	$(12,506)	$23,899

Creo Products Inc.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

June 30, 2001 (unaudited)	September 30, 2000 (audited)

Assets
Current assets
Cash and cash equivalents	$65,528	$45,359
Accounts receivable	149,066	174,094
Other receivables	34,231	37,451
Inventories	104,092	141,021
Future income taxes	19,319	23,492
	372,236	421,417
Investments	70,470	45,000
Capital assets, net	112,293	107,280
Goodwill and other intangible assets, net	284,540	338,055
Other assets	23,875	22,284
Future income taxes	29,027	10,534
	$892,441	$944,570
Liabilities
Current liabilities
Short-term debt	$18,505	$19,216
Accounts payable	62,583	94,784
Accrued and other liabilities	54,965	61,503
Income taxes payable	17,739	6,424
Deferred revenue and credits	42,770	53,047
Future income taxes	4,450	-
	201,012	234,974
Future income taxes	12,603	22,986
	213,615	257,960
Shareholders' Equity
Share capital	690,425	664,160
Contributed surplus	2,060	2,126
Cumulative translation adjustment	(1,153)	-
Retained earnings (deficit)	(12,506)	20,324
Total shareholders' equity	678,826	686,610
	$892,441	$944,570

Creo Products Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

Three months ended June 30, 2001 (unaudited)	Three months ended June 30, 2000 (unaudited)	Nine months ended June 30, 2001 (unaudited)	Nine months ended June 30, 2000 (unaudited)

Cash provided by (used in) operations:
Net earnings (loss)	$(9,271)	(10,211)	(32,830)	2,145
Items not affecting cash:
Amortization	24,451	20,981	69,530	24,800
Equity loss	-	967	-	967
Future income taxes	(1,468)	(1,212)	(22,262)	(1,877)
Other	(1,069)	-	(222)	10
	12,643	10,525	14,216	26,045
Changes in non-cash working capital:
Accounts receivable	1,485	5,491	23,483	(5,146)
Other receivables	561	(9,122)	3,008	(11,605)
Inventories	6,034	1,317	35,624	(7,745)
Accounts payable	(5,243)	33,460	(32,179)	35,446
Accrued and other liabilities	(4,505)	(26,174)	(7,663)	(27,555)
Income taxes	(2,266)	(8,324)	11,322	(7,550)
Deferred revenue and credits	(1,883)	(1,986)	(8,795)	(28)
	(5,817)	(5,338)	24,800	(24,183)
	6,826	5,187	39,016	1,862
Cash provided by (used in) investing:
Business acquisition	-	(9,886)	-	(9,886)
Investments	-	(67)	(5,000)	(37,138)
Purchase of capital assets	(8,130)	(8,522)	(21,334)	(17,555)
Proceeds from sale of capital assets	138	-	183
Other	1,754	1,094	85	1,094
	(6,238)	(17,381)	(26,066)	(63,485)

Cash provided by (used in) financing:
Proceeds from shares issued	621	19,959	5,729	24,804
Share-purchase loans	-	161	-	2,254
Increase in short-term debt	-	-	2,283	-
Repayment of long-term debt	-	-	-	(6,660)
	621	20,120	8,012	20,398
Foreign exchange loss on cash and cash equivalents held in foreign currency	(335)	-	(793)	-

Increase (decrease) in cash and cash equivalents	874	7,926	20,169	(41,225)
Cash and cash equivalents, beginning of period	64,654	53,924	45,359	103,075
Cash and cash equivalents, end of period	$65,528	$61,850	$65,528	$61,850
Supplementary information:
Taxes paid	$2,344	(55)	8,869	5,035
Interest paid	$44	$6	$197	$145
Non-cash transactions:
Common shares issued for business acquisitions	$-	500,763	-	500,763
Common shares issued for investments	$-	-	20,470	-

Notes to the Consolidated Financial Statements
(Amounts in thousands of U.S. dollars)

1. Basis of presentation

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's fiscal 2000 Annual Report. The accompanying financial information does not include all disclosures required under generally accepted accounting principles because certain information included in the Company's fiscal 2000 Annual Report has not been included in this report. The accompanying financial information reflects all adjustments (consisting primarily of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

As at December 31, 2000, the Company adopted the Canadian Institute of Chartered Accountants' new recommendations on earnings per share calculations. Under these recommendations, diluted earnings per share under Canadian GAAP is calculated using the treasury share method which is consistent with the calculation under U.S. GAAP for diluted earnings per share. Consequently, the prior years financial information has been restated to reflect this change.

2. Differences between Canadian and United States accounting principles and practices

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP).

Under Canadian GAAP, the Company amortizes purchased in-process research and development on a straight-line basis over five years. Under U.S. GAAP, the Company must expense purchased in-process research and development immediately upon acquisition since it has no alternative future use. In addition, for U.S. GAAP purposes, the Company has elected to continue to apply the guidance set out in "Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee share options. Under APB 25 if the exercise price of the Company's employee share option is below the market value of the underlying share on the date of grant, APB 25 requires a stock compensation cost to be recognized. The effect of these differences would be:

Three months ended June 30, 2001 (unaudited)	Three months ended June 30, 2000 (unaudited)	Nine months ended June 30, 2001 (unaudited)	Nine months ended June 30, 2000 (unaudited)

Net earnings (loss) under Canadian GAAP	$(9,271)	$(10,211)	(32,831)	2,145
Goodwill and other intangible assets amortization	2,704	(45,939)	8,112	(45,939)
Income tax (expense) recovery	(598)	7,749	(1,794)	7,749
Stock option compensation	(1,232)	-	(3,001)	-
Net loss under U.S. GAAP	$(8,397)	$(48,401)	(29,514)	$(36,045)

The income tax recovery is applicable to goodwill amortization.

3. Investments

In October 2000, the Company purchased 8,000,000 series E-3 redeemable convertible preferred stock of printCafe, Inc. for $30.47 million funding the purchase through the issuance of 692,433 of common shares of the Company, $5.0 million in cash and the cancellation of the $5.0 million promissory note issued in July 2000. After this transaction, the Company's investment in printCafe, Inc. remained at 17.24% of the voting rights of printCafe, Inc. and continues to be accounted for under the cost method of accounting.

On January 1, 2001, the Company purchased an additional 22,740 shares of Nihon CreoScitex for a nominal amount, increasing the Company's shareholdings to 81% ownership in the entity. This increase in ownership coincided with an increase in the level of the short-term debt guaranteed by the Company.

4. Stock option plan

On February 21, 2001, the shareholders approved an amendment to the 1996 Stock Option Plan. The amendment increased the number of common shares reserved for stock options by 4,000,000 common shares. During the nine months ended June 30, 2001, 2,235,273 options were granted at exercise prices ranging from $17.69 to $33.62. These options vest over a four-year period and expire five years after the date of grant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: August 21, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary